Exhibit 99.5

Akumin Inc. Announces First Quarter 2021 Financial Results

May 17, 2021 – Plantation, FL – Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin” or the “Corporation”) announced today its financial results for the quarter ended March 31, 2021 (“Q1 Fiscal 2021”).

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Mar. 31, 2021	3-month period ended Mar. 31, 2020
Volume in RVUs	1,515	1,525
Revenue	66,889	71,262
EBITDA (1)	14,906	15,129
Adjusted EBITDA (1)	13,758	14,968
EPS –Diluted	0.01	0.03

(1) See “Non-GAAP Measures” below.

Commenting on the Q1 Fiscal 2021 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “During the quarter, we generated revenue of $66.9 million and Adjusted EBITDA of $13.8 million. The results were in line with management expectations, even though our operations in Central Texas were significantly impacted by February’s ice storm.

“Akumin’s volume for the quarter was approximately 1,515,000 RVUs, compared to approximately 1,525,000 RVUs in the same quarter last year. On an organic volume basis, RVUs decreased by only 1% compared to the same prior period, despite the impact of the ice storm.” The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services which provides weighting to distinguish the complexity of different procedures.

“Subsequent to the quarter,” Mr. Zine continued, “we closed two acquisitions effective May 1, 2021 for a total of 7 new center in Florida, bringing us to a total of 79 centers in Florida and 134 across our network. One of these acquisitions included an issuance of stock for $3.9 million, being 10% of the purchase price, based on a price per Akumin share of $4.00.

“With the successful integration of our prior acquisitions over the 2020 year, and with volume having returned as the effects of the pandemic wane, we are excited to continue our acquisition and organic growth strategies over 2021 and beyond,” Mr. Zine concluded.

First Quarter 2021 Financial Results Call

Akumin would like to invite interested parties to the Corporation’s First Quarter 2021 Financial Results Call, to be held today on May 17, 2021 from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. A related presentation will be available for download on Akumin’s website (www.akumin.com) and at https://akum.in/Q12021-ResultsCall. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. The webcast archive will be available for 90 days. A replay of the conference call will also be available until Monday, May 24, 2021 by calling 416-849-0833 or toll-free 1-855-859-2056, using passcode number 8897111.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-GAAP measures. See “Non-GAAP Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Q1 Fiscal 2021 and related management’s discussion and analysis are available in Akumin’s public disclosure at www.sedar.com and www.sec.gov.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-GAAP Measures

This press release refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Definitions and reconciliations of non-GAAP measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated March 31, 2021 available in our public disclosure at www.sedar.com and www.sec.gov.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (benefit) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

  <Financial tables follow.>

Selected Consolidated Financial Information

(in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020
Service fees – net of allowances and discounts	66,392	70,637
Other revenue	497	625
Revenue	66,889	71,262

Employee compensation	23,118	24,818
Reading fees	9,984	10,924
Rent and utilities	7,684	7,510
Third party services and professional fees	5,548	6,291
Administrative	3,648	3,884
Medical supplies and other expenses	3,141	2,927
Depreciation and amortization	5,576	4,987
Stock-based compensation	427	593
Operational financial instruments revaluation and other (gains) losses	90	(6,267)
Interest expense	8,368	7,462
Settlement costs (recoveries)	(24)	356
Acquisition related costs	1,279	219
Other financial instruments revaluation and other (gains) losses	(3,365)	4,263
Income (loss) before income taxes	1,415	3,295
Income tax provision (benefit)	281	445
Non-controlling interests	453	615
Net income (loss) attributable to shareholders of Akumin	681	2,235

Adjusted EBITDA (in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020
Revenue	66,889	71,262
Less:
Employee compensation	23,118	24,818
Reading fees	9,984	10,924
Rent and utilities	7,684	7,510
Third party services and professional fees	5,548	6,291
Administrative	3,648	3,884
Medical supplies and other expenses	3,141	2,927
Deferred rent (expense) credit	(445)	(675)
Sub-total	52,678	55,679
Non-controlling interests	453	615
Adjusted EBITDA	13,758	14,968
Adjusted EBITDA Margin	21%	21%

Reconciliation of Non-GAAP Measures

(in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020
Net income (loss) attributable to shareholders of Akumin	681	2,235
Income tax provision (benefit)	281	445
Depreciation and amortization	5,576	4,987
Interest expense	8,368	7,462
EBITDA	14,906	15,129
Adjustments:
Stock-based compensation	427	593
Settlement costs (recoveries)	(24)	356
Acquisition-related costs	1,279	219
Operational financial instrument revaluation and other (gains) losses	90	(6,267)
Other financial instruments revaluation and other (gains) losses	(3,365)	4,263
Deferred rent expense (credit)(1)	445	675
Adjusted EBITDA	13,758	14,968
Revenue	66,889	71,262
Adjusted EBITDA Margin	21%	21%

Adjusted EBITDA	13,758	14,968
Less:
Depreciation and amortization	5,576	4,987
Interest expense	8,368	7,462
Sub-total	(186)	2,519
Effective tax rate(2)	23.9%	24.1%
Tax effect	(44)	607
Adjusted net income attributable to shareholders of Akumin	(142)	1,912

(1)	Based on note 7 of the Company’s Q1 2021 Financial Statements; Deferred rent expense (credit) is defined as operating lease cost less operating cash flows from operating leases.
(2)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.